EXHIBIT 12.1

                                  PARENT GROUP

                COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

                                   (Unaudited)

                           (In millions except ratios)


                                                                       Year
                                               1997         1996       1995        1994        1993
Fixed charges:
 Interest expense (1)                        $ 129        $  148      $178        $192        $218
 Distributions on preferred securities of
    subsidiary trust, net of income taxes       26            23         -           -           -
 Estimated interest portion of rents            21            17         17          20          21

    Total fixed charges                      $ 176         $ 188       $195        $212        $239


Income:
 Income from continuing operations
    before income taxes and distributions
    on preferred securities of subsidiary
    trust                                    $ 948        $  827        $690        $623        $470
 Fixed charges (2)                             150           165         195         212         239
 Eliminate equity in undistributed pretax
    income of finance subsidiaries           (188)          (259)       (248)       (225)       (195)

    Adjusted income                          $ 910         $  733       $637        $610        $514


Ratio of income to fixed charges              5.17           3.90       3.27        2.88        2.15

________________________

(1) Includes  interest  unrelated to borrowings of $12  million  in  1997,  $11
    million in 1996, $23 million in 1995,   $27  million in 1994 and $25 million
    in 1993.
(2) Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes in 1997 and 1996.